Exhibit 99.2

July 7, 2016

TO:	Everyone at WhiteWave

FR:	Gregg

RE:	Next Chapter for WhiteWave

I am pleased to announce we are taking another exciting step in our journey to change the way the world eats for the better. Earlier today, we announced that we entered into a definitive merger agreement with Danone, under which Danone will acquire WhiteWave in an all-cash transaction. Under the terms of the agreement, WhiteWave shareholders will receive $56.25 per share, representing a total enterprise value of approximately $12.5 billion. The transaction is expected to close by the end of the year, subject to shareholder and other customary regulatory approvals. A link to the press release is available <here>1.

Based in Paris, France, Danone is a leading global food company with four business lines: Fresh Dairy Products, Early Life Nutrition, Waters and Medical Nutrition. Present in over 130 countries, Danone generated sales of approximately USD$25 billion in 2015, with more than half in emerging countries. Danone has a meaningful manifesto that embodies its commitment to support people to adopt healthier choices and lifestyles, and care about the health and wellness of its employees, its communities and the planet for current and future generations.

This transaction, which reflects the substantial value we have created in our portfolio of growing brands, delivers compelling value to our shareholders. Moreover, joining Danone provides us with an opportunity to accelerate our industry-leading growth in the Americas, Europe and around the world as part of a larger global player with substantial financial, geographic and operational resources.

Danone’s experience in fresh dairy products, water, and nutrition will be complemented by our expertise in plant-based foods and beverages, organic dairy, fresh foods, and coffee creamers and beverages. Both companies believe that nutrition and enjoyment play a key role in sustaining health and, together, we will be able to offer a more diverse product portfolio to more consumers to meet their ever evolving food preferences.

This transaction brings together two mission-based organizations and represents a strong cultural match. Like us, Danone believes our strong mission, values and culture have been essential to our past success and will continue to be a driver of future success. Both companies are committed to providing consumers with great-tasting, responsibly-produced and healthy foods and beverages, environmental stewardship and serving our communities. We believe our mission dovetails nicely with Danone’s mission to bring health through food to as many people as possible.

It is your efforts and engagement that have brought us to this milestone, and you should look forward to growing WhiteWave even further as part of Danone. The best thing you can do is

[1]	A copy of the press release is attached to the Current Report on Form 8-K to which this memorandum is attached.

remain focused on your responsibilities, achieve your objectives for 2016 and finish the year successfully by continuing to provide our consumers with the products they know and love. Until the transaction closes, WhiteWave and Danone are separate companies and it should be business as usual. You should have no contact with anyone at Danone without approval from our General Counsel, Roger Theodoredis. In addition, given certain restrictions within our agreement with Danone, it’s critical that if someone asks you questions about how the deal was struck or how you think the company would respond to a competing bid, or even how you would feel if there was a higher bid, you simply can’t respond.

As more information becomes available, we will be sure to share it with you. To that end, we will be holding town halls today in Broomfield, Denver and Ghent – please stay tuned for an invite, which will be shared shortly. And as always, thank you for your continued commitment, passion and energy as we collectively advance our compelling mission.